Exhibit 99.1

Ucommune International Ltd. Announces Unaudited Third Quarter

2021 Financial Results

Beijing, November 26, 2021 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

●	Net revenues were RMB253.5 million, representing an increase of 26.8% from the third quarter of 2020.

●	Net loss was RMB181.5 million, compared with RMB169.3 million in the third quarter of 2020.

●	Adjusted net loss[1], which excluded share-based compensation expense, impairment loss on long-lived assets, change in fair value of warrant liability, impairment loss on long-term investments and loss on disposal of subsidiaries, was RMB60.4 million, narrowing by 49.5% year over year from RMB119.8 million in the third quarter of 2020.

●	EBITDA loss[2] was RMB161.2 million, compared with RMB158.2 million in the third quarter of 2020.

●	Adjusted EBITDA loss[3] was RMB40.4 million, compared with RMB76.1 million in the third quarter of 2020.

Third Quarter 2021 Operating Highlights

●	As of September 30, 2021, Ucommune had committed to 274 office spaces in 62 cities, including 106 office spaces in tier-1 cities, 66 office spaces in new tier-1 cities and 97 office spaces in cities tier-2 and below, and was providing approximately 758,000 square meters of managed area to 1,170,400 members. Among those, 215 office spaces, or 78.5% of total committed spaces, were in operation.

●	As of September 30, 2021, Ucommune’s total number of spaces contracted under the Company’s asset-light model increased by 56% to 165 spaces located across 54 cities from 106 spaces located across 42 cities as of September 30, 2020. The Company’s total managed area under contract[4] for the asset-light model increased by 84 % to 502,000 square meters from 273,000 square meters as of September 30, 2020.

Dr. Daqing Mao, Founder and Chairman of Ucommune, commented, “In sync with China’s urbanization trend of focusing more on quality development rather than outward expansion, we continued to penetrate domestic and international markets with our intelligent agile office service ecosystem. During the third quarter, we increased our asset-light model’s contribution to our business in terms of both total number of spaces contracted and total managed area under contract. By the end of 2021, we expect to have grown the proportion of projects managed under the asset-light model to about 75% from roughly 50% in 2020. Evidence of the progressive development of our asset-light model was shown through several new partnerships during the quarter, as we entered into an agreement in the domestic market to help Besunyen improve its operating efficiency and accelerate its corporate transformation by providing customized office spaces and comprehensive facility services. In addition, we formed a partnership with Australia-based Hexa Group to jointly develop the ‘Hexa Space-Ucommune’ co-working project in Melbourne, adding another international market to our geographic footprint in addition to Hong Kong and Singapore. Leveraging our expertise in agile workspace management and operations, we plan to capitalize on the emerging market demand for green, smart, and efficient urban development and augment our growth momentum going forward.”

[1]	For a reconciliation of net loss to adjusted net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[2]	For a reconciliation of net loss to EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[3]	For a reconciliation of net loss to adjusted EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[4]	Spaces and managed area under contract include those in operation, under construction, and in preparation for construction.

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Ms. Xin Guan, Chief Executive Officer of Ucommune, commented, “As we continued to shift our project mix towards the asset-light business model, we not only expanded our geographic coverage by entering into 2 new cities and adding 11 new office spaces, but also broadened our comprehensive facility service offerings. During the quarter, we acquired an equity interest of 60% in ‘Xiao Sushi’, to officially enter the consumer services sector by integrating its 300,000 self-owned platform members into our operations of nearly 300 chain office spaces and 1.16 million offline members. Utilizing our combined resources, we plan to form a closed-loop ecosystem offering a variety of new products, including working meals, conference event meals, afternoon tea sets, and affordably-priced beverages, as well as for a wide range of sales scenarios, including those for office buildings, office parks, and commercial buildings. Going forward, we will continue to explore new business opportunities that have synergies with our core business to sustain our growth trajectory.”

Mr. Siyuan Wang, Chief Financial Officer of Ucommune, added, “In the third quarter, we grew our net revenues by 26.8% to RMB253.5 million while narrowing our adjusted net loss by 49.5% to RMB60.4 million year over year. Despite the revenue recognition impact from our business mix shift, we improved the occupancy rates of our self-operated co-working spaces, increased our advertising and marketing service revenues, and expanded our interior design and construction services as well as our SaaS services. Meanwhile, we continued to simplify our corporate structure, streamline our business processes, optimize our operating efficiency, and reduce our costs and expenses. With a leaner, fitter, and more agile business operation, we are well positioned to seize emerging market opportunities and grow in a healthy manner for the long run.”

Third Quarter 2021 Financial Results

Total net revenues increased by 26.8% to RMB253.5 million in the third quarter of 2021 from RMB199.9 million in the third quarter of 2020. Revenues from the asset-light model increased by 275.9% to RMB21.8 million in the third quarter of 2021 from RMB5.8 million in the third quarter of 2020.

●	Workspace membership services revenues decreased by 8.5% to RMB98.0 million in the third quarter of 2021 from RMB107.2 million in the third quarter of 2020. This decrease was mainly due to the closure of unprofitable spaces in operation and contraction of the Company’s self-operated coworking space services resulting from the Company’s transformation to an asset-light model.

●	Marketing and branding services revenues increased by 23.8% to RMB100.1 million in the third quarter of 2021 from RMB80.9 million in the third quarter of 2020, mainly due to increased demand for advertising and marketing services from certain customers.

●	Other services revenues increased by 366.0% to RMB55.3 million in the third quarter of 2021 from RMB11.9 million in the third quarter of 2020, primarily due to increased net revenues from the Company’s interior design and construction services and its SaaS services.

Total costs of revenues increased by 15.8% to RMB273.1 million in the third quarter of 2021 from RMB235.8 million in the third quarter of 2020. Costs of revenues from the Company’s asset-light model increased by 427.0% to RMB19.5 million in the third quarter of 2021 from RMB3.7 million in the third quarter of 2020, which was primarily in line with the increase in revenues from the Company’s asset-light model.

●	Costs of workspace membership decreased by 11.4% to RMB129.0 million in the third quarter of 2021 from RMB145.6 million in the third quarter of 2020, mainly due to decreased operational costs related to leases and staff, partly offset by an increase in share-based compensation expense, amounting to RMB9.0 million.

●	Costs of marketing and branding services increased by 33.2% to RMB95.2 million in the third quarter of 2021 from RMB71.5 million in the third quarter of 2020, mainly due to increased advertising spending, which was in line with the increase in advertising revenue.

●	Costs of other services increased by 161.6% to RMB49.0 million in the third quarter of 2021 from RMB18.7 million in the third quarter of 2020, which was in line with the increase in other services revenues.

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General and administrative expenses increased by 71.0% to RMB79.7 million in the third quarter of 2021 from RMB46.6 million in the third quarter of 2020, mainly due to an increase in share-based compensation expense of RMB41.2 million and professional service fees.

Sales and marketing expenses increased by 196.4% to RMB17.7 million in the third quarter of 2021 from RMB6.0 million in the third quarter of 2020, mainly due to the increase in share-based compensation expense.

EBITDA loss5 was RMB161.2 million in the third quarter of 2021, compared with RMB158.2 million in the third quarter of 2020.

Adjusted EBITDA loss6 narrowed by 47.0% to RMB40.4 million in the third quarter of 2021 from RMB76.1 million in the third quarter of 2020.

Impairment loss on long-lived assets was RMB74.1 million in the third quarter of 2021, compared with nil in the third quarter of 2020, primarily due to the impairment of three substantial prepaid rent from previous periods accrued in the third quarter of 2021 as a result that the carrying value is not expected to be recoverable based on current market conditions.

Other income, net was RMB0.2 million in the third quarter of 2021, compared to other expense, net of RMB32.5 million in the third quarter of 2020, primarily due to a disposal loss of long-term assets of unprofitable spaces was recorded during the third quarter of 2020.

Net loss was RMB181.5 million in the third quarter of 2021, compared with RMB169.3 million in the third quarter of 2020.

Adjusted net loss7 was RMB60.4 million in the third quarter of 2021, compared with RMB119.8 million in the third quarter of 2020.

Basic and diluted net loss per share were both RMB2.01 in the third quarter of 2021, compared with RMB2.50 in the third quarter of 2020.

Basic and diluted adjusted net loss per share8 were both RMB0.58 in the third quarter of 2021, compared with RMB1.71 in the third quarter of 2020.

Cash, cash equivalents and restricted cash were RMB288.7 million as of September 30, 2021, compared with RMB400.8 million as of December 31, 2020.

Business Outlook

For the fourth quarter of 2021, the Company expects net revenues to be in the range of RMB250 million to RMB280 million. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On July 1, 2021, Besunyen Holdings Company Limited, an investment company engaged in the manufacture and sale of therapeutic tea products, agreed to occupy 3,047.6 square meters at the Company’s landmark asset-light project in the Beijing Asia Finance Center for a total of 327 workstations from July 1, 2021, to December 31, 2023. In addition, the Company will also furnish its one-stop customized U Design services to Besunyen.

In September 2021, the Company’s wholly owned subsidiary, Beijing Zerone Management & Consulting Company Ltd. (“Beijing Zerone”), an office space management services provider in China, acquired a 60% equity interest in Beijing Kuanneng Technology Co., Ltd., which owns and operates the Japanese culinary restaurant brand “Xiao Sushi.” In October, Beijing Zerone acquired a 60% equity interest in Beijing Jiajia Renhe Intelligent Technology Co., Ltd, a human resources solution platform.

On October 1, 2021, the Company started a five-year cooperation with Hexa Group, an Australian property developer, to jointly develop the “Hexa Space-Ucommune” co-working project located in Melbourne, Australia.

[5]	For a reconciliation of net loss to EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[6]	For a reconciliation of net loss to adjusted EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[7]	For a reconciliation of net loss to adjusted net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[8]	For a reconciliation of net loss to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

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About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Ucommune uses the following non-GAAP financial measures for Ucommune’s consolidated results: EBITDA, adjusted EBITDA and adjusted net loss. The Company believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate the Company’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other (expense)/income, net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-term investments, depreciation of property and equipment, amortization of intangible assets and change in fair value of warrant liability, which we do not believe are reflective of the Company’s core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-term investments, change in fair value of warrant liability and loss on disposal of subsidiaries.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Robin Yang

ucommune@icrinc.com

+1 (212) 537-3847

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FINANCIAL STATEMENTS

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	348,064	236,914	36,768
Restricted cash	52,199	51,742	8,030
Term deposits	47,710	4,760	739
Short-term investments	5,900	5,905	916
Accounts receivable, net	125,359	139,045	21,579
Prepaid expenses and other current assets	163,401	149,146	23,149
Amounts due from related parties, current	24,504	22,527	3,496
Total current assets	767,137	610,039	94,677

Non-current assets:
Restricted cash	527	-	-
Long-term investments	9,051	22,831	3,543
Property and equipment, net	350,980	262,022	40,665
Right-of-use assets, net	879,348	733,485	113,835
Intangible assets, net	28,420	33,129	5,141
Goodwill	1,533,485	1,547,535	240,174
Rental deposit	61,170	52,883	8,207
Long-term prepaid expenses	113,271	72,135	11,195
Amounts due from related parties, non-current	297	498	77
Other assets, non-current	194,444	194,444	30,177
Total non-current assets	3,170,993	2,918,962	453,014
TOTAL ASSETS	3,938,130	3,529,001	547,691

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	49,457	71,566	11,107
Long-term borrowings, current portion	3,618	14,432	2,240
Note payable	12,105	-	-
Accounts payable	272,299	223,978	34,761
Accrued expenses and other current liabilities	263,997	214,238	33,249
Amounts due to related parties, current	92,737	30,357	4,711
Advance workspace membership fee	53,667	60,077	9,324
Contract liabilities	14,833	10,209	1,584
Income taxes payable	1,366	958	149
Deferred subsidy income	9,562	8,366	1,298
Share-based liability, current	-	3,578	555
Lease liabilities, current	365,049	329,550	51,145
Total current liabilities	1,138,690	967,309	150,123

Non-current liabilities:
Long-term borrowings	15,242	2,842	441
Refundable deposits from members, non-current	16,477	23,310	3,618
Deferred tax liabilities	1,543	1,140	177
Share-based liability, non-current	-	2,254	350
Lease liabilities, non-current	580,562	448,049	69,536
Warrant liability	-	16,372	2,541
Total non-current liabilities	613,824	493,967	76,663
TOTAL LIABILITIES	1,752,514	1,461,276	226,786

SHAREHOLDERS’ EQUITY
Class A ordinary shares (400,000,000 and 400,000,000 authorized, 70,999,436 and 75,937,707 issued and outstanding as of December 31, 2020 and September 30, 2021, with par value of US$0.0001 and US$0.0001, respectively)	49	54	8
Class B ordinary shares (100,000,000 and 100,000,000 authorized, 9,452,407 and 9,452,407 issued and outstanding as of December 31, 2020 and September 30, 2021, with par value of US$0.0001 and US$0.0001, respectively)	6	6	1
Additional paid-in capital	4,230,656	4,563,595	708,259
Statutory reserves	5,065	5,065	786
Accumulated deficit	(2,240,205)	(2,708,643)	(420,375)
Accumulated other comprehensive income	4,742	4,351	675
Total Ucommune International Ltd.	2,000,313	1,864,428	289,354
shareholders’ equity
Noncontrolling interests	185,303	203,297	31,551
TOTAL EQUITY	2,185,616	2,067,725	320,905
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,938,130	3,529,001	547,691

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Revenue:
Workspace membership revenue	107,158	98,040	15,216	346,162	283,119	43,939
Marketing and branding service revenue	80,877	100,120	15,538	207,357	338,812	52,583
Other service revenue	11,874	55,332	8,587	44,957	132,596	20,579
Total revenue	199,909	253,492	39,341	598,476	754,527	117,101

Cost of revenue:
Workspace membership	(145,617)	(128,961)	(20,014)	(446,526)	(373,778)	(58,009)
Marketing and branding service	(71,465)	(95,157)	(14,768)	(189,077)	(323,423)	(50,194)
Other services	(18,726)	(48,994)	(7,604)	(47,222)	(106,021)	(16,454)
Total cost of revenue	(235,808)	(273,112)	(42,386)	(682,825)	(803,222)	(124,657)
Operating expenses:
Impairment loss on long-lived assets	-	(74,147)	(11,507)	(33,457)	(83,889)	(13,019)
Sales and marketing expenses	(5,975)	(17,722)	(2,750)	(22,853)	(45,863)	(7,118)
General and administrative expenses	(46,602)	(79,689)	(12,368)	(87,220)	(307,581)	(47,736)
Change in fair value of warrant liability	-	22,082	3,427	-	1,901	295
Loss from operations	(88,476)	(169,096)	(26,243)	(227,879)	(484,127)	(75,134)

Interest expense, net	(3,644)	(1,389)	(216)	(10,729)	(2,053)	(319)
Subsidy income	6,128	1,988	309	12,706	4,611	716
Impairment loss on long-term investments	(3,507)	-	-	(3,507)	(461)	(72)
Loss on disposal of subsidiaries	(46,050)	(12,829)	(1,991)	(43,032)	(13,779)	(2,138)
Other (expense)/income, net	(32,529)	200	31	(84,176)	32,055	4,975
Loss before income taxes and loss from equity method investments	(168,078)	(181,126)	(28,110)	(356,617)	(463,754)	(71,972)
Provision for income taxes	(1,245)	(366)	(57)	(2,330)	(1,448)	(225)
Gain/(loss) from equity method investments	-	-	-	144	(27)	(4)
Net loss	(169,323)	(181,492)	(28,167)	(358,803)	(465,229)	(72,201)
Less: Net (loss)/income attributable to noncontrolling interests	(12,272)	(11,176)	(1,734)	(15,497)	3,209	498
Net loss attributable to Ucommune International Ltd.	(157,051)	(170,316)	(26,433)	(343,306)	(468,438)	(72,699)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
- Basic	(2.50)	(2.01)	(0.31)	(5.47)	(5.52)	(0.86)
- Diluted	(2.50)	(2.01)	(0.31)	(5.47)	(5.52)	(0.86)
Weighted average shares used in calculating net loss per share
- Basic	62,811,339	84,811,269		62,811,339	84,811,269
- Diluted	62,811,339	84,811,269		62,811,339	84,811,269

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(169,323)	(181,492)	(28,167)	(358,803)	(465,229)	(72,201)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	(13)	1,642	255	1,039	(391)	(61)
Total Comprehensive loss	(169,336)	(179,850)	(27,912)	(357,764)	(465,620)	(72,262)
Less: Comprehensive (loss)/income attributable to noncontrolling interest	(12,282)	(11,176)	(1,734)	(15,496)	3,209	498
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(157,054)	(168,674)	(26,178)	(342,268)	(468,829)	(72,760)

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UCOMMUNE INTERNATIONAL LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(169,323)	(181,492)	(28,167)	(358,803)	(465,229)	(72,201)
Interest expense, net	3,644	1,389	216	10,729	2,053	319
Provision for income taxes	1,245	366	57	2,330	1,448	225
Depreciation of property and equipment and amortization of intangible assets	6,220	18,496	2,871	35,916	62,278	9,666
EBITDA (non-GAAP)	(158,214)	(161,241)	(25,023)	(309,828)	(399,450)	(61,991)
Share-based compensation expense	-	56,167	8,717	-	239,984	37,245
Impairment loss on long-lived assets	-	74,147	11,507	33,457	83,889	13,019
Change in fair value of warrant liability	-	(22,082)	(3,427)	-	(1,901)	(295)
Impairment loss on long-term investments	3,507	-	-	3,507	461	72
Loss on disposal of subsidiaries	46,050	12,829	1,991	43,032	13,779	2,138
Other expense/(income), net	32,529	(200)	(31)	84,176	(32,055)	(4,975)

Adjusted EBITDA (non-GAAP)	(76,128)	(40,380)	(6,266)	(145,656)	(95,293)	(14,787)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(169,323)	(181,492)	(28,167)	(358,803)	(465,229)	(72,201)
Share-based compensation expense	-	56,167	8,717	-	239,984	37,245
Impairment loss on long-lived assets	-	74,147	11,507	33,457	83,889	13,019
Change in fair value of warrant liability	-	(22,082)	(3,427)	-	(1,901)	(295)
Impairment loss on long-term investments	3,507	-	-	3,507	461	72
Loss on disposal of subsidiaries	46,050	12,829	1,991	43,032	13,779	2,138

Adjusted net loss (non-GAAP)	(119,766)	(60,431)	(9,379)	(278,807)	(129,017)	(20,022)

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